MERIDIAN FUND, INC.
Top 10 Holdings
as of
12/31/2010
Top 10 Holdings
Meridian Equity Income Fund

		Percentage
Holding	Market Value	of Portfolio

Eaton Corp.	$570,486	1.9%
Harsco Corp.	540,912	1.8
Snap-On, Inc.	531,852	1.7
Ryder System, Inc.	531,664	1.7
Hubbell, Inc. Class B	529,144	1.7
Genuine Parts Co.	522,898	1.7
Hudson City Bancorp, Inc.	517,244	1.7
Cullen/Frost Bankers, Inc.	513,408	1.7
Coca-Cola Co. (The)	511,033	1.7
Chevron Corp.	511,000	1.7

Net Assets	$30,687,774
Meridian Growth Fund

		Percentage
Holding	Market Value	of Portfolio

Royal Caribbean Cruises, Ltd.	$59,140,100	2.8%
Bank of Hawaii Corp.	56,132,690	2.7
American Tower Corp. Class A	53,054,936	2.5
T. Rowe Price Group, Inc.	52,151,547	2.5
Waste Connections, Inc.	52,122,549	2.5
Affiliated Managers Group, Inc.	51,981,358	2.5
Willis Group Holdings Plc (United Kingdom)	51,804,056	2.5
Valspar Corp.	50,992,472	2.4
RPM International, Inc.	50,505,351	2.4
J.B. Hunt Transport Services, Inc.	50,196,300	2.4

Net Assets	$2,105,946,460
Meridian Value Fund

		Percentage
Holding	Market Value	of Portfolio

Willis Group Holdings Plc (United Kingdom)	$28,618,232	3.1%
Carnival Corp.	28,016,436	3.0
Sealed Air Corp.	27,587,800	3.0
Nalco Holding Co.	27,340,640	2.9
Zebra Technologies Corp. Class A	27,326,207	2.9
Citrix Systems, Inc.	26,669,639	2.9
Broadridge Financial Solutions, Inc.	25,153,710	2.7
UTi Worldwide, Inc.	24,772,200	2.7
Waste Management, Inc.	23,648,418	2.5
Costco Wholesale Corp.	23,309,388	2.5

Net Assets	$933,144,805

Top Ten Sectors
12/31/2010
Meridian Equity Income Fund

	Market	Pct.
Sector	Value	Assets

Industrial Machinery	$570,486	1.9%
Diversified Manufacturing Operations	540,912	1.8
Household Appliances	531,852	1.7
Trucking	531,664	1.7
Electrical Components & Equipment	529,144	1.7
Distribution & Wholesale	522,898	1.7
Banking-Thrifts & Mortgage Finance	517,244	1.7
Banking-Regional Banks	513,408	1.7
Soft Drinks	511,033	1.7
Energy	511,000	1.7

Total Net Assets	$30,687,774
Meridian Growth Fund

	Market	Pct.
Sector	Value	Assets

Tech-Software	$314,330,048	14.9%
Retail	208,396,733	9.9
Technology	158,319,147	7.5
Energy	120,704,501	5.7
Brokerage & Money Management	104,132,905	5.0
Insurance Brokers	100,192,781	4.8
Industrial Conglomerates	91,139,472	4.3
Industrial Services	80,787,529	3.8
Health Care Products	76,837,790	3.7
Building Products	72,955,619	3.5

Total Net Assets	$2,105,946,460
Meridian Value Fund

	Market	Pct.
Sector	Value	Assets

Technology	$88,525,464	9.5%
Retail	68,688,945	7.4
Industrial Services	60,162,151	6.4
Industrial Products	56,701,670	6.1
Leisure & Amusement	46,520,830	5.0
Energy	44,598,066	4.8
Diversified Financial Services	44,545,030	4.8
Tech-Software	37,310,345	4.0
Banking	30,313,296	3.2
Insurance Brokers	28,618,232	3.1

Total Net Assets	$933,144,805

MERIDIAN FUND, INC.
Meridian Equity Income Fund
Performance Update            12/31/2010
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%
12/31/2006	12.24	0.28	26.72
12/31/2007	11.42	0.76	26.08
12/31/2008	7.23	0.75	(11.87)
12/31/2009	8.65	0.19	7.78
12/31/2010	9.88	0.21	25.70

For the period ending		Average Annual
31-Dec-10	Total Return	Compound Rate of Return
One Year	16.63%	16.63%
Three Years	(.31%)	(.10%)
Five Years	18.59%	3.47%
Since Inception (01/31/05)	25.70%	3.94%

Portfolio @            12/31/2010

AEROSPACE & DEFENSE — 1.6%
Lockheed Martin Corp.

AIR FREIGHT & LOGISTICS — 1.6%
United Parcel Service, Inc. Class B

APPAREL ACCESSORIES & LUXURY GOODS — 1.5%
VF Corp.

APPAREL RETAIL — 1.5%
American Eagle Outfitters, Inc.

ASSET MANAGEMENT & CUSTODY BANKS — 1.7%
Federated Investors, Inc. Class B

BANKING-COMMERCIAL — 1.6%
Bank of Hawaii Corp.

BANKING-REGIONAL BANKS — 1.7%
Cullen/Frost Bankers, Inc.

BANKING-THRIFTS & MORTGAGE FINANCE — 1.7%
Hudson City Bancorp, Inc.

CHEMICALS-DIVERSIFIED — 1.6%
EI du Pont de Nemours & Co.

CHEMICALS-SPECIALTY — 1.6%
RPM International, Inc.

COMMERCIAL PRINTING — 1.5%
R. R. Donnelley & Sons Co.

COMPUTER HARDWARE — 1.6%
Diebold, Inc.

CONSUMER PRODUCTS — 1.5%
Kimberly-Clark Corp.

DEPARTMENT STORES — 1.6%
JC Penney Co., Inc.

DISTRIBUTION & WHOLESALE — 1.7%
Genuine Parts Co.

DIVERSIFIED CAPITAL MARKETS — 1.5%
NYSE Euronext

DIVERSIFIED FINANCIAL SERVICES — 1.6%
Broadridge Financial Solutions, Inc.

DIVERSIFIED MANUFACTURING OPERATIONS — 1.8%
Harsco Corp.

ELECTRICAL COMPONENTS & EQUIPMENT — 1.7%
Hubbell, Inc. Class B

ELECTRIC UTILITIES — 1.5%
PPL Corp.

ELECTRONIC EQUIPMENT MANUFACTURING — 1.6%
Molex, Inc.

ENERGY — 1.7%
Chevron Corp.

ENVIRONMENTAL FACILITIES & SERVICES — 1.5%
Waste Management, Inc.

FOOD DISTRIBUTORS — 1.5%
SYSCO Corp.

FOOD & MEATS-PACKAGED — 1.4%
Kraft Foods, Inc. Class A

HEALTH CARE EQUIPMENT & SUPPLIES — 1.5%
Hillenbrand, Inc.

HEALTH CARE PRODUCTS — 1.5%
Baxter International, Inc.

HEALTH CARE TECHNOLOGY — 1.5%
Medtronic, Inc.

HOME IMPROVEMENT RETAIL — 1.6%
Home Depot, Inc.

HOUSEHOLD APPLIANCES — 1.7%
Snap-On, Inc.

HOUSEHOLD-HOME FURNISHINGS — 1.6%
Leggett & Platt, Inc.

INDEPENDENT POWER PRODUCERS & ENERGY — 1.6%
Constellation Energy Group, Inc.

INDUSTRIAL CONGLOMERATES — 1.5%
3M Co.

INDUSTRIAL MACHINERY — 1.9%
Eaton Corp.

INSURANCE BROKERS — 1.6%
Willis Group Holdings Plc (United Kingdom)

INSURANCE-MULTI-LINE — 1.6%
Chubb Corp.

INSURANCE-PROPERTY & CASUALTY — 1.5%
Mercury General Corp.

IT SERVICES & DATA PROCESSING — 1.5%
Paychex, Inc.

MEDIA — 1.5%
Time Warner, Inc.

MEDIA-BROADCASTING & CABLE TV — 1.7%
Time Warner Cable, Inc.

METAL & GLASS CONTAINERS — 1.5%
Greif, Inc. Class A

OFFICE SERVICES & SUPPLIES — 1.6%
Pitney Bowes, Inc.

OIL & GAS-STORAGE & TRANSPORTATION — 1.6%
Spectra Energy Corp.

PACKAGING — 1.6%
MeadWestvaco Corp.

PAPER & PACKAGING — 1.5%
Sonoco Products Co.

PERSONAL PRODUCTS — 1.5%
Avon Products, Inc.

PHARMACEUTICALS — 1.5%
Johnson & Johnson

PUBLISHING — 1.5%
McGraw-Hill Cos., Inc. (The)

RAILROADS — 1.5%
Norfolk Southern Corp.

REITS-STORAGE — 1.6%
Public Storage REIT

RESTAURANTS — 1.5%
McDonald’s Corp.

RETAIL — 1.5%
Mattel, Inc.

SEMICONDUCTORS — 1.6%
Microchip Technology, Inc.

SOFT DRINKS — 1.7%
Coca-Cola Co. (The)

SOFTWARE & SERVICES — 1.6%
Microsoft Corp.

STEEL — 1.6%
Nucor Corp.

TELECOMMUNICATION SERVICES-INTEGRATED — 1.5%
AT&T, Inc.

TOBACCO — 1.6%
Reynolds American, Inc.

TRUCKING — 1.7%
Ryder System, Inc.

UTILITIES-GAS — 1.5%
AGL Resources, Inc.

Breakdowns —
Common Stock Cost	$26,338,388
Common Stock %	94.8%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	5.2%

MERIDIAN FUND, INC.
Meridian Growth Fund
Performance Update       12/31/2010
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%
12/31/1985	13.01	0.10	31.24
12/31/1986	13.57	1.23	48.37
12/31/1987	11.51	1.24	36.86
12/31/1988	13.59	0.00	61.59
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.13	1777.87
12/31/2007	37.72	3.64	1879.29
12/31/2008	25.07	1.18	1278.60
12/31/2009	34.00	0.14	1777.23
12/31/2010	44.59	0.07	2365.98

For the period ending		Average Annual
31-Dec-10	Total Return	Compound Rate of Return
One Year	31.37%	31.37%
Three Years	24.59%	7.60%
Five Years	52.07%	8.75%
Ten Years	143.60%	9.31%
Since Inception (8/1/84)	2365.98%	12.90%

Portfolio @       12/31/2010

AIR FREIGHT & LOGISTICS — 2.0%
Expeditors International of Washington, Inc.

AUTOMOTIVE WHOLESALE SERVICES — 1.0%
Copart, Inc.*

BANKING — 0.5%
CVB Financial Corp.

BANKING-COMMERCIAL — 2.7%
Bank of Hawaii Corp.

BROKERAGE & MONEY MANAGEMENT — 5.0%
Affiliated Managers Group, Inc.*
T. Rowe Price Group, Inc.

BUILDING PRODUCTS — 3.5%
Lumber Liquidators Holdings, Inc.*
Valspar Corp.

CELLULAR COMMUNICATIONS — 2.5%
American Tower Corp. Class A*

CHEMICALS-SPECIALTY — 2.4%
RPM International, Inc.

CONSUMER SERVICES — 2.0%
Rollins, Inc.

DISTRIBUTION & WHOLESALE — 2.3%
United Stationers, Inc.*
Watsco, Inc.

ELECTRONIC EQUIPMENT MANUFACTURING — 1.5%
AMETEK, Inc.

ENERGY — 5.7%
Continental Resources, Inc.*
Core Laboratories NV (Netherlands)
FMC Technologies, Inc.*
Noble Energy, Inc.

FURNITURE & FIXTURES — 1.6%
Herman Miller, Inc.

HEALTH CARE INFORMATION SERVICES — 1.4%
Cerner Corp.*

HEALTH CARE PRODUCTS — 3.7%
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*

HEALTH CARE TECHNOLOGY — 1.5%
IDEXX Laboratories, Inc.*

INDUSTRIAL CONGLOMERATES — 4.3%
Cooper Industries Plc
Dionex Corp.*
Pall Corp.

INDUSTRIAL SERVICES — 3.8%
Ritchie Bros. Auctioneers, Inc. (Canada)
Waste Connections, Inc.

INSURANCE BROKERS — 4.8%
Brown & Brown, Inc.
Willis Group Holdings Plc (United Kingdom)

LEISURE & AMUSEMENT — 2.8%
Royal Caribbean Cruises, Ltd.*

METALS — 1.6%
Cameco Corp. (Canada)

REAL ESTATE MANAGEMENT & SERVICES — 1.5%
Jones Lang LaSalle, Inc.

RESTAURANTS — 1.9%
Cracker Barrel Old Country Store, Inc.

RETAIL — 9.9%
Bed Bath & Beyond, Inc.*
CarMax, Inc.*
Coach, Inc.
Family Dollar Stores, Inc.
Mattel, Inc.
PetSmart, Inc.

TECHNOLOGY — 7.5%
Autodesk, Inc.*
NetApp, Inc.*
Trimble Navigation, Ltd.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE — 14.9%
Advent Software, Inc.*
Blackbaud, Inc.
BMC Software, Inc.*
Citrix Systems, Inc.*
MICROS Systems, Inc.*
Nuance Communications, Inc.*
Solera Holdings, Inc.
Teradata Corp.*

TRUCKING — 2.4%
J.B. Hunt Transport Services, Inc.

* Non-income producing securities

Breakdowns —
Common Stock Cost	$1,399,089,258
Common Stock %	94.7%
US Treasury Bills	2.6%
Cash and Other Assets Less Liabilities	2.7%

MERIDIAN FUND, INC.
Meridian Value Fund
Performance Update       12/31/2010
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%
12/30/1995	11.91	0.00	19.10
12/31/1996	14.85	0.86	57.62
12/31/1997	15.86	2.23	91.30
12/31/1998	18.32	0.47	127.54
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
12/31/2007	31.92	6.39	752.12
12/31/2008	20.40	1.32	479.90
12/31/2009	24.51	0.25	603.93
12/31/2010	28.90	0.08	732.27

For the period ending		Average Annual
31-Dec-10	Total Return	Compound Rate of Return
One Year	18.23%	18.23%
Three Years	(2.33%)	(0.78%)
Five Years	24.90%	4.55%
Ten Years	92.88%	6.79%
Since Inception (2/94)	732.27%	13.37%

Portfolio @       12/31/2010

AEROSPACE & DEFENSE — 1.0%
Orbital Sciences Corp.*

AGRICULTURE — 1.6%
Monsanto Co.

AIR FREIGHT & LOGISTICS — 2.7%
UTi Worldwide, Inc.

ASSET MANAGEMENT & CUSTODY BANKS — 1.2%
Franklin Resources, Inc.

AUTOMOTIVE WHOLESALE SERVICES — 2.5%
LKQ Corp.*

BANKING — 3.2%
CVB Financial Corp.
Northern Trust Corp.
Wells Fargo & Co.

BROKERAGE & MONEY MANAGEMENT — 1.3%
TD Ameritrade Holding Corp.

DIVERSIFIED FINANCIAL SERVICES — 4.8%
Broadridge Financial Solutions, Inc.
Equifax, Inc.

ENERGY — 4.8%
Apache Corp.
Forest Oil Corp.*
Ultra Petroleum Corp.*

ENVIRONMENTAL FACILITIES & SERVICES — 2.5%
Waste Management, Inc.

HEALTH CARE PRODUCTS — 1.0%
Gen-Probe, Inc.*

HOME IMPROVEMENT RETAIL — 2.4%
Sherwin-Williams Co. (The)

HOUSEHOLD APPLIANCES — 2.2%
Stanley Black & Decker, Inc.

INDUSTRIAL — 2.1%
Curtiss-Wright Corp.

INDUSTRIAL PRODUCTS — 6.1%
Cummins, Inc.
Lincoln Electric Holdings, Inc.
Sealed Air Corp.

INDUSTRIAL SERVICES — 6.4%
Nalco Holdings Co.
Ritchie Bros. Auctioneers, Inc. (Canada)
W.W. Grainger, Inc.

INSURANCE — 0.8%
Travelers Cos., Inc. (The)

INSURANCE BROKERS — 3.1%
Willis Group Holdings Plc (United Kingdom)

LEISURE & AMUSEMENT — 5.0%
Carnival Corp.
Polaris Industries, Inc.

METALS — 2.6%
Cameco Corp. (Canada)
Newmont Mining Corp.

OFFICE SERVICES & SUPPLIES — 2.0%
Steelcase, Inc. Class A

PHARMACEUTICALS — 2.1%
BioMarin Pharmaceutical, Inc.*

RAILROADS — 2.5%
Union Pacific Corp.

REITS-DIVERSIFIED — 1.5%
Host Hotels & Resorts, Inc. REIT

RETAIL — 7.4%
Costco Wholesale Corp.
Kohl’s Corp.*
Mattel, Inc.

SEMICONDUCTORS — 3.0%
NVIDIA Corp.*
Power Integrations, Inc.

TECHNOLOGY — 9.5%
Acxiom Corp.*
Autodesk, Inc.*
Cisco Systems, Inc.*
eBay, Inc.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE — 4.0%
Citrix Systems, Inc.*
Compuware Corp.*

TRANSPORTATION — 1.0%
Alexander & Baldwin, Inc.

TRUCKING — 2.8%
Arkansas Best Corp.
Heartland Express, Inc.

UTILITIES — 2.0%
Hawaiian Electric Industries, Inc.

* Non-income producing securities

Breakdowns —
Common Stock Cost	$648,786,561
Common Stock %	95.1%
U.S. Treasury Bills	3.2%
Cash and Other Assets Less Liabilities	1.7%

Meridian Equity Income Fund
Top 10 Holdings
as of 12/31/2010
Percentage Holding Market Value of Portfolio
Eaton Corp. $570,486 1.9% Harsco Corp. 540,912 1.8% Snap-On, Inc. 531,852 1.7% Ryder System, Inc. 531,664 1.7% Hubbell, Inc. Class B 529,144 1.7% Genuine Parts Co. 522,898 1.7% Hudson City Bancorp, Inc. 517,244 1.7% Cullen/Frost Bankers, Inc. 513,408 1.7% Coca-Cola Co. (The) 511,033 1.7% Chevron Corp. 511,000 1.7%
Net Assets $ 30,687,774
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund
Top 10 Sectors
as of 12/31/2010
| |
Sector Market Value Pct. Assets
Tech-Software $314,330,048 14.9%
Retail 208,396,733 9.9%
Technology 158,319,147 7.5%
Energy 120,704,501 5.7%
Brokerage & Money Management 104,132,905 5.0%
Insurance Brokers 100,192,781 4.8%
Industrial Conglomerates 91,139,472 4.3%
Industrial Services 80,787,529 3.8%
Health Care Products 76,837,790 3.7%
Building Products 72,955,619 3.5%
Net Assets $2,105,946,460
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund
Top 10 Holdings
as of 12/31/2010
Percentage Holding Market Value of Portfolio
Royal Caribbean Cruises, Ltd. $59,140,100 2.8% Bank of Hawaii Corp. 56,132,690 2.7% American Tower Corp. Class A 53,054,936 2.5% T. Rowe Price
Group, Inc. 52,151,547 2.5% Waste Connections, Inc. 52,122,549 2.5% Affiliated Managers Group, Inc. 51,981,358 2.5% Willis Group Holdings Plc (United 51,804,056 2.5% Kingdom) Valspar Corp. 50,992,472 2.4% RPM International, Inc. 50,505,351 2.4% J.B. Hunt Transport Services, 50,196,300 2.4% Inc.
Net Assets $ 2,105,946,460
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund
Top 10 Sectors
as of 12/31/2010
| |
Sector Market Value Pct. Assets
Tech-Software $314,330,048 14.9%
Retail 208,396,733 9.9%
Technology 158,319,147 7.5%
Energy 120,704,501 5.7%
Brokerage & Money Management 104,132,905 5.0%
Insurance Brokers 100,192,781 4.8%
Industrial Conglomerates 91,139,472 4.3%
Industrial Services 80,787,529 3.8%
Health Care Products 76,837,790 3.7%
Building Products 72,955,619 3.5%
Net Assets $2,105,946,460
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund
Top 10 Holdings
as of 12/31/2010
| |
Market Percentage
Holding Value of Portfolio
Willis Group Holdings Plc (United
$28,618,232 3.1%
Kingdom)
Carnival Corp. 28,016,436 3.0%
Sealed Air Corp. 27,587,800 3.0%
Nalco Holding Co. 27,340,640 2.9%
Zebra Technologies Corp. Class A 27,326,207 2.9%
Citrix Systems, Inc. 26,669,639 2.9%
Broadridge Financial Solutions, Inc. 25,153,710 2.7%
UTi Worldwide, Inc. 24,772,200 2.7%
Waste Management, Inc. 23,648,418 2.5%
Costco Wholesale Corp. 23,309,388 2.5%
Net Assets $933,144,805
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund
Top 10 Sectors
as of 12/31/2010
| |
Sector Market Value Pct. Assets
Technology $88,525,464 9.5%
Retail 68,688,945 7.4%
Industrial Services 60,162,151 6.4%
Industrial Products 56,701,670 6.1%
Leisure & Amusement 46,520,830 5.0%
Energy 44,598,066 4.8%
Diversified Financial Services 44,545,030 4.8%
Tech-Software 37,310,345 4.0%
Banking 30,313,296 3.2%
Insurance Brokers 28,618,232 3.1%
Net Assets $933,144,805
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian
Growth Fund is a
no load, diversified
mutual fund and began
operations on August 1,
1984. The primary
objective of the fund is
to seek long-term
growth of capital.
Meridian Growth invests
primarily in growth
stocks, including those
with small and medium
sized market values.
Richard F. Aster, Jr. has
managed the fund since
its inception.
Meridian Growth Fund
ranks in Top Ten for 3
and 20 years
performance for
midsize-company funds
- Kiplinger’s Mutual
Funds 2011 Spring 2011
Morningstar Announces
Runner-Up Domestic-
Stock Manager of the
Year: Richard F. Aster
Jr. and William Tao
Meridian Growth Fund’s
Richard Aster included in
Carolyn Bigda’s “Top
Picks From Top Pros” -
Money Magazine
Investor’s Guide for
2011 January/February
2011
Meridian Growth Fund’s
Richard Aster included in
Murray Coleman’s “3
Top-Ranked Funds Led
By Long-Tenured
Managers” — BARRON’S
December 2010
Meridian Growth Fund’s
Richard Aster and
William Tao included in
Russel Kinnel’s “Our Five
Nominees for
Morningstar Domestic-
Stock Manager of the
Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.
For the most recent performance, please call our shareholder services at 800-446-6662

Year” — Morningstar December 2010
Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge” -
Investor’s Business
Daily November 2010
Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010.
Meridian Growth Fund profiled by U.S. News Best Funds
Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer — Kiplinger’s Personal Finance August 2010
Meridian Growth Fund featured in
Hannah Hsu’s FUND UPDATE -
Louis Rukeyser’s Mutual
Funds June 2010 Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund” — Kiplinger.com May 2010
Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin” — Money Magazine February 2010
Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE...”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years” -
Kiplinger’s Personal
Finance September 2009
Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes

Against The Tide” — Dow Jones Newswires September 2009
Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian”
- Louis Rukeyser’s Mutual Funds June 2009
Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds” - SmartMoney Magazine January 2009
The 2007 Wall Street Transcript
interview with Richard Aster
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERIDIAN VALUE FUND

Investment Philosophy
Open an Account
Shareholder Services
Privacy Policy
Short Term Trading Policy
Disclosure of Portfolio Holdings
Proxy Voting
Tax Information

Welcome to the Meridian Funds

Meridian Fund, Inc. has been running mutual funds for over twenty years. The Meridian Growth Fund started in 1984, the Meridian Value Fund in 1994, and our newest, the Meridian Equity Income Fund, on January 31, 2005.

We believe our Investment Philosophy is a wise way to invest.

Please take a moment to find out more about our firm and our funds, and why you should consider making Meridian Funds part of your investment portfolio.

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MERDX | MEIFX

MVALX

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In the News

Meridian Growth Fund ranks in Top Ten for 3 and 20 years performance for midsize-company funds - Kiplinger's Mutual Funds 2011 *Spring 2011*

Morningstar Announces Runner-Up Domestic-Stock Manager of the Year: Richard F. Aster Jr. and William Tao

Meridian Growth Fund's Richard Aster included in Carolyn Bigda's "Top Picks From Top Pros" - *Money Magazine Investor's Guide for 2011 January/February 2011*

Meridian Growth Fund's Richard Aster included in Murray Coleman's "3 Top-Ranked Funds Led By Long-Tenured Managers" – *BARRON'S December 2010*

Meridian Growth Fund's Richard Aster and William Tao included in Russel Kinnel's "Our Five Nominees for Morningstar Domestic-Stock Manager of the Year" - *Morningstar December 2010*

Meridian Growth Fund featured in Jonah Keri's "Meridian Favors the Unassailable Edge" - *Investor's Business Daily November 2010*

Meridian Growth Fund is the recipient of the Standard & Poor's Domestic Equity Mid Cap Fund Gold Award for 2010.

Meridian Growth Fund profiled by *U.S. News Best Funds*

Meridian Growth returns to The Kiplinger 25 "Welcome Back Meridian Growth" by Andrew Tanzer - *Kiplinger's Personal Finance August 2010*

Meridian Equity Income Fund featured in Hannah Hsu's "Dividends Galore" - *Louis Rukeyser's Mutual Funds July 2010*

Meridian Growth Fund featured in Hannah Hsu's FUND UPDATE - *Louis Rukeyser's Mutual Funds June 2010*

Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, "Fund Watch: Farewell to a Kiplinger 25 Fund" - *Kiplinger.com May 2010*

Meridian Growth Fund included in Money Magazine's "Money 70: Best Funds Through Thick and Thin" - *Money Magazine February 2010*

2009 Income and Capital Gain Distributions

Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE...”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years” — Kiplinger’s Personal Finance September 2009
Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide” — Dow Jones Newswires September 2009
Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian” -
Louis Rukeyser’s Mutual Funds June 2009
Meridian Value Fund ranked #2 in Forbes Magazine’s Mutual Funds ‘09 “The Honor Roll” — Forbes Magazine February 2009
Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds” — SmartMoney Magazine January 2009
Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008.
The 2008 Wall Street Transcript interview with James England The 2007 Wall Street Transcript interview with Richard Aster
Meridian Growth Fund’s Rick Aster is profiled in Investor Relations Magazine’s “Consistency King” — IR Magazine September 2007
Meridian Growth Fund included in Kiplinger’s Mutual Funds 2007 Magazine’s “15 funds we love” — Kiplinger’s Mutual Funds 2007 Magazine Spring 2007
Meridian Growth Fund included in SmartMoney Magazine’s “The 35 Best Mutual Funds” — SmartMoney Magazine February 2007
Meridian Growth Fund included in Money Magazine’s “Money 70: The best mutual funds you can buy” — Money Magazine January 2007
Meridian Growth Fund included in Consumer Reports List of Top Funds — Consumer Reports January 2007
The 2006 Wall Street Transcript interview with Jamie England Rick Aster added to Guru Hall of Fame list The Wall Street Transcript interview with Richard Aster
Meridian Value Fund included in New ‘superstar portfolio’ strategy — MarketWatch September 11, 2006
Paul Farrell picked the Meridian Value Fund out of 185 MidCap Blend stock funds. The article states that the Meridian Value Fund is tops with a whopping 17.4% average return for the past 10 years.
Meridian Growth and Meridian Value Funds included in Money65 list — Money February 2006
Meridian Growth Fund included in Kiplinger’s TOP 15 Picks — Kiplinger’s Mutual Funds 2006
Meridian Growth Fund included in 2006 USA Today All-Star Mutual Funds — USA Today March 3, 2006
Lipper Ranks Meridian Value Fund Number One (© 2006 REUTERS. Click for Restrictions)
Meridian Value Fund tops list in “SmartMoney Fund Screen/Long-Term Winners”
More Articles Featuring Meridian
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.
January 5, 2011
To Our Shareholders: Positive economic news during the final quarter of 2010 resulted in solid gains for stocks. The S&P 500 advanced 10.2% during the fourth quarter, the NASDAQ 12.0% while the Russell 2000, representing smaller companies, gained 15.9%. The S&P 500, the NASDAQ and the Russell 2000 were up 12.8, 16.9 and 25.3% respectively for the year. The best performing sectors during the year included basic materials, industrials and consumer services. Utility, health care and telecommunication represented the worst performing groups. The yield on the ten-year Treasury bond rose from 2.52% to 3.30% during the fourth quarter, reflecting the improved economic outlook.
The economy grew at a revised 2.6% during the third quarter and the majority of economists have revised their estimates upward for the fourth quarter and 2011. Most areas of the economy are improving. Industrial production and consumer spending continue to grow while capital spending and even bank lending, housing and employment are starting to show signs of life. Fiscal and monetary policies remain expansionary. Congress recently extended the current tax rates and, thus far, there is only talk about budget cuts. The Federal Reserve, of course, is continuing with its easy money policy. Our outlook is for roughly 3% GDP growth in 2011 with a modest increase in the rate of inflation and somewhat higher interest rates.
Long-term investment results, history clearly shows, are improved by buying good companies or mutual funds consistently over an extended period of time. We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders.
We wish you a happy, healthy and prosperous New Year.

Our basic strategy remains unchanged. The Fund continues to seek to invest in companies with above average dividend yields, strong financial returns and that have, in our opinion, the ability to grow dividends. The severe downturn in the economy and corporate profits resulted in dividend cuts for companies which previously were considered safe. Dividends for good companies, however, have stabilized and are beginning to grow again, as the economy improves. The Fund is diversified with 60 holdings representing 60 different industry groups. At the end of the December 2010 quarter, the portfolio’s average holding had a 5-year-average return on equity of 19.3% and an average dividend yield of 3.4%; both measures substantially higher than the average S&P 500 stock. The yield compares favorably also to the 3.3% yield on the ten-year Treasury bond. The average holding has a market capitalization of $30.2 billion, a debt ratio of 39.7% and earnings per share that are projected to increase 9.5% annually during the next several years. We believe these financial characteristics will lead to positive long-term returns for the Fund.
During the quarter we purchased shares of E.I. du Pont De Nemours, Lockheed Martin, Microsoft and Time Warner. We sold our positions in Caterpillar, H&R Block, Northrup Grumman and PPG Industries.
Eaton Corporation manufactures and distributes an extensive product set, including electrical components, hydraulic and power train systems, and various types of valves and manifolds. Eaton’s most important markets are general industrial, mobile equipment, military, truck and automotive and residential construction. Approximately fifty percent of the company’s business is in the U.S., with the balance in Europe, Asia Pacific, Latin America and Canada. The shares yield 2.3% and sell at a price earnings ratio in line with the market. This well managed company has a strong balance sheet with ample cash flow to produce future dividend growth.
Meridian Growth Fund» (MERDX)
The Meridian Growth Fund’s net asset value per share at December 31, 2010 was $44.59. This represents an increase of 31.4% for the calendar year. The Fund’s total return and average annual compound rate of return since inception, August 1, 1984, were 2,366.0% and 12.9%, respectively. On December 15, 2010, the Growth Fund paid an income dividend of $0.07 per share and a long term capital gain distribution of $.01 per share. At the close of the quarter, total net assets were $2,105,946,460 and were invested 5.3% in cash, cash equivalents and other assets net of liabilities and 94.7% in stocks. There were 73,951 shareholders in the Growth Fund at year end. There are things to worry about, but we believe stocks will have positive performance, providing the economy continues to grow and there is no substantial upward pressure on interest rates or the rate of inflation. Valuations, while higher than a year ago, are not out of line by historical measures. Our portfolio is focused on small and mid-sized growth stocks which, for the most part, are market leaders, have strong financial characteristics and are reasonably valued. We hold 53 different positions and our largest area of focus remains technology, particularly software related companies. Most of these companies meet the criteria stated above and have a significant international opportunity for growth.

During the quarter we purchased shares of Ametek, Jones Lang Lasalle, Pall Corporation and United Stationers. We sold our positions in Digital Realty Trust and International Game Technology. At year end, Dionex Corporation was in the process of being bought out and we subsequently sold our position.
Royal Caribbean is the second largest cruise operator in the world. The cruise industry is essentially a duopoly with the top two companies accounting for close to 75% of the market. Barriers to entry are very high given the significant amount of capital investment required. Cruise vacations offer an attractive value proposition as they are typically 20-30% cheaper than comparable land-based itineraries. Worldwide demand is expected to increase in the high single digits annually over the long-term with faster growth coming from the international market where the penetration rate of cruise vacations is still fairly low compared to the US. Close to 50% of the company’s revenue is from outside the US. The pricing and yield environment is expected to improve significantly during the next few years. Capacity peaked in 2010 and new ship deliveries will moderate in 2011 and beyond. The company has an experienced management team with a strong track record. The shares sell at a reasonable valuation given the company’s future growth prospect and financial returns.
The Meridian Growth Fund’s 2010 and long term performance has earned several recent accolades. — See In The News; below.
Meridian Value Fund» (MVALX)
The Meridian Value Fund’s net asset value per share at December 31, 2010 was $28.90. This represents an increase of 18.2% for the calendar year. The Fund’s total return and average compounded annual rate of return since June 30, 1995, were 710.4% and 14.5%, respectively. The comparable period returns for the S&P 500 with dividends were 204.0% and 7.4%, respectively. On December 15, 2010, the Value Fund paid an income dividend of $0.08 per share. At the close of the quarter, total net assets were $933,144,805 and were invested 4.9% in cash, cash equivalents and other assets net of liabilities and 95.1% in stocks. There were 43,789 shareholders in the Value Fund at year end.
Our investment strategy remains unchanged. We continue to seek out-of-favor companies exemplified by an extended period of declining earnings. Over the past two years most earnings problems were related to poor economic conditions. During this period we invested in many high quality companies at attractive valuations. These are companies, in most cases, with leading and defensible market positions, high returns on invested capital, strong balance sheets and proven management teams. Many of these investments lagged the market during the strong rally off the 2009 market lows, and continued to underperform in 2010 as the market favored smaller, higher growth companies. With some stability in the economy, we now see more companies that fit our strategy for traditional company-specific reasons. This is historically the strength of the Meridian Value Fund and should bode well for future performance. We hold 51 positions, representing 31 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are technology, retail and transportation.

During the quarter we purchased shares of Arkansas Best Corporation, Alexander & Baldwin and Orbital Sciences. We sold our shares in Fidelity National Financial, Hologic and JP Morgan Chase.
Carnival Corporation is the world’s leading cruise line with over 90 ships operating worldwide under brands such as Carnival, Holland America, Princess, Cunard and several others. Earnings declined in 2009 as macro conditions impacted discretionary spending. Consumers cut back on vacation spending while cruise operators received previously ordered ships that increased supply in the face of falling demand. Earnings have since begun to rebound and the outlook for Carnival and the industry is bright. Cruise vacations are well suited for the current economic environment as they offer an excellent value proposition to customers at 20-30% the cost of land-based vacations. During the financial crisis cruise operators cut back on new ship orders, resulting in the lowest supply growth outlook that the industry has seen in several years. Cruising is also relatively under-penetrated compared to other vacations, leaving more room for growth. We believe that Carnival can reach normalized earnings of over $4 per share in the next 3 to 5 years, up from $2.47 in 2010. At $47 the stock trades at a reasonable multiple of less than 12 times this earnings level. With fewer new ships coming on line over the next few years Carnival should also see significantly improved free cash flow. The company has indicated that it is likely to use this cash to increase its dividend payout which could offer further upside to investor returns.
In The News
• The Meridian Growth Fund ranked number three out of four hundred midcap core funds in 2010, according to Lipper, as reported in the Wall Street Journal.
• Richard Aster and William Tao were given special recognition as Runner-Up Domestic-Stock Manager of the Year by Morningstar for 2010. There are over 6,000 domestic stock funds. Mr. Aster was identified as a manager who not only had an exceptional calendar year, but who also has done well for investors over the long haul.
• Meridian Growth Fund was the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award based on above peer-average returns, along with below peer-average risk and expenses and a record of consistent management over three years through August 31, 2010.
• Mr. Aster was profiled in Money Magazine’s 2011 Investor’s Guide for his 26 year tenure with the Meridian Growth Fund, outperforming 94% of its peers over the past 15 years as of December 31, 2010.
Miscellaneous
The Meridian Funds are no-load and there are no transaction fees or commissions charged when purchased directly through our transfer agent, BNY Mellon Investment Servicing (US) Inc. This can be a very cost-effective method to purchase shares of the Meridian Funds for shareholders who do not need the services of a broker-dealer and for long-term investors that make multiple purchases.
You can sign up for E-mail Alerts on our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings, and other information regarding the Meridian Funds.
The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund’s portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund’s investment strategy and do not represent a Fund’s entire portfolio and in the aggregate may represent only a small percentage of a Fund’s portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management’s views presented herein and any discussion of a particular Fund’s portfolio holdings or performance are as of December 31, 2010 and are subject to change without notice.

Meridian Equity Income Fund
Summary of Portfolio Holdings
December 31, 2010 (Unaudited)
Portfolio Holdings by Category (% of total net assets)
Industrial Machinery . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9% $570,486
Diversified Manufacturing Operations. . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 540,912
Household Appliances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 531,852
Trucking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 531,664
Electrical Components & Equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 529,144
Distribution & Wholesale . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 522,898
Banking-Thrifts & Mortgage Finance . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 517,244
Banking-Regional Banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 513,408
Soft Drinks. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 511,033
Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 511,000
Media-Broadcasting & Cable TV . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 508,431
Asset Management & Custody Banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 507,698
Computer Hardware. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 503,185
Insurance Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 503,001
Tobacco . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 502,674
Department Stores . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 500,805
Semiconductors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 499,466
Chemicals-Specialty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 499,460
Chemicals-Diversified . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 498,800
Aerospace & Defense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 496,361
Household-Home Furnishings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 492,185
Software & Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 491,392
Office Services & Supplies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 490,854
Independent Power Producers & Energy . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 490,080
Diversified Financial Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 484,653
Packaging. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 483,960
Insurance-Multi-Line . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 483,084
Oil & Gas-Storage & Transportation . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 482,307
Electronic Equipment Manufacturing . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 481,664
Air Freight & Logistics . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 480,117
Steel . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 477,638
Banking-Commercial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 476,821
Home Improvement Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 476,816
REITs-Storage . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 476,674
Health Care Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 475,828
Apparel Accessories & Luxury Goods . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 473,990
Environmental Facilities & Services. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 471,567
Personal Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 470,772
Insurance-Property & Casualty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 470,745
Food Distributors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 470,400
Commercial Printing. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 470,205

Meridian Equity Income Fund
Summary of Portfolio Holdings (continued)
December 31, 2010 (Unaudited)
IT Services & Data Processing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5% $469,832
Telecommunication Services-Integrated . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 466,554
Health Care Equipment & Supplies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 466,144
Industrial Conglomerates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 466,020
Electric Utilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 465,864
Metal & Glass Containers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 464,250
Health Care Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 463,625
Utilities-Gas . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 462,465
Media . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 460,031
Apparel Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 459,382
Diversified Capital Markets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 458,694
Railroads . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 458,586
Paper & Packaging . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 457,912
Consumer Products. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 457,040
Publishing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 455,125
Restaurants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 452,884
Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 452,654
Pharmaceuticals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 447,485
Food & Meats-Packaged . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4 441,140
Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.2 1,590,813
100.0% $30,687,774

Meridian Growth Fund
Summary of Portfolio Holdings
December 31, 2010 (Unaudited)
Portfolio Holdings by Category (% of total net assets)
Tech-Software . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14.9% $314,330,048
Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9.9 208,396,733
Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7.5 158,319,147
Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.7 120,704,501
Brokerage & Money Management . . . . . . . . . . . . . . . . . . . . . . . . . . 5.0 104,132,905
Insurance Brokers. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.8 100,192,781
Industrial Conglomerates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.3 91,139,472
Industrial Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.8 80,787,529
Health Care Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.7 76,837,790
Building Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.5 72,955,619
Leisure & Amusement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.8 59,140,100
Banking-Commercial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.7 56,132,690
U.S. Government Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.6 54,988,890
Cellular Communications . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.5 53,054,936
Chemicals-Specialty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.4 50,505,351
Trucking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.4 50,196,300
Distribution & Wholesale. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.3 49,361,983
Air Freight & Logistics. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 43,084,860
Consumer Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 42,422,407
Restaurants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 39,729,501
Metals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 34,367,418
Furniture & Fixtures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 33,471,900
Electronic Equipment Manufacturing . . . . . . . . . . . . . . . . . . . . . . . . 1.5 31,863,150
Real Estate Management & Services . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 31,595,880
Health Care Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 30,519,098
Health Care Information Services . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4 29,855,416
Automotive Wholesale Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.0 22,032,765
Banking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.5 9,671,385
Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . . . . . . . 2.7 56,155,905
100.0% $2,105,946,460

Meridian Value Fund
Summary of Portfolio Holdings
December 31, 2010 (Unaudited)
Portfolio Holdings by Category (% of total net assets)
Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9.5% $88,525,464
Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7.4 68,688,945
Industrial Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6.4 60,162,151
Industrial Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6.1 56,701,670
Leisure & Amusement. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.0 46,520,830
Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.8 44,598,066
Diversified Financial Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.8 44,545,030
Tech-Software . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.0 37,310,345
Banking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.2 30,313,296
U.S. Government Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.2 29,993,940
Insurance Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.1 28,618,232
Semiconductors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.0 28,096,490
Trucking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.8 26,373,108
Air Freight & Logistics . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.7 24,772,200
Metals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.6 24,007,160
Environmental Facilities & Services . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.5 23,648,418
Automotive Wholesale Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.5 23,210,752
Railroads . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.5 22,868,488
Home Improvement Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.4 22,821,875
Household Appliances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.2 20,769,153
Industrial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 19,448,560
Pharmaceuticals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 19,384,214
Office Services & Supplies. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 19,150,726
Utilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 19,076,939
Agriculture . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 14,756,716
REITs-Diversified . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 14,003,754
Brokerage & Money Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.3 12,022,569
Asset Management & Custody Banks . . . . . . . . . . . . . . . . . . . . . . . . . 1.2 11,032,032
Health Care Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.0 9,796,965
Transportation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.0 9,270,948
Aerospace & Defense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.0 9,044,640
Insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.8 7,487,424
Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 16,123,705
100.0% $933,144,805

Meridian Fund, Inc.
Disclosure of Fund Expenses (Unaudited)
For the Six Month Period July 1, 2010 to December 31, 2010
We believe it is important for you to understand the impact of fees and expenses on your investment. All mutual funds have operating expenses. As a shareholder of the Fund, you incur ongoing costs, which include costs for portfolio management, administrative services, and shareholder reports (like this one), among others. Operating expenses, which are deducted from a Fund’s gross income, directly reduce the investment return of the portfolio. A Fund’s expenses are expressed as a percentage of its average net assets. This figure is known as the expense ratio. The following examples are intended to help you understand the ongoing costs (in dollars) of investing in your Fund and to compare these costs with those of other mutual funds. The examples are based on an investment of $1,000 made at the beginning of the period shown and held for the entire period and assume reinvestment of all dividends and distributions.
Beginning Ending Expenses Account Value Account Value Expense Paid During 7/1/10 12/31/10 Ratio(1) Period(2)
Actual Fund Return
( See explanation below)
Meridian Equity Income Fund . . . . . . . . . . . . . . . . . $1,000.00 $1,185.40 1.25%(4) $6.89 Meridian Growth Fund . . . . . . . . . . . . . . . . . . . . . . $1,000.00 $1,316.00 0.83% $4.85 Meridian Value Fund . . . . . . . . . . . . . . . . . . . . . . . $1,000.00 $1,271.00 1.10% $6.30
Hypothetical 5% Return(3)
( See explanation below)
Meridian Equity Income Fund . . . . . . . . . . . . . . . . . $1,000.00 $1,018.90 1.25%(4) $6.36 Meridian Growth Fund . . . . . . . . . . . . . . . . . . . . . . $1,000.00 $1,021.02 0.83% $4.23 Meridian Value Fund . . . . . . . . . . . . . . . . . . . . . . . $1,000.00 $1,019.66 1.10% $5.60
(1) Annualized, based on the Fund’s most recent fiscal half-year expenses. (2) Expenses are equal to the Fund’s annualized expense ratio multiplied by the average account value over the period, multiplied by 184, the number of days in the most recent fiscal half-year, then divided by 365.
(3) Before expenses. (4) See note 2 to Financial Statements.

Meridian Fund, Inc.
Disclosure of Fund Expenses (Unaudited) (continued)
For the Six Month Period July 1, 2010 to December 31, 2010
The table above illustrates your Fund’s costs in two ways:
Actual Fund Return: This section helps you to estimate the actual expenses that you paid over the period. The “Ending Account Value” shown is derived from the Fund’s actual return, the third column shows the period’s annualized expense ratio, and the last column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund at the beginning of the period. You may use the information here, together with your account value, to estimate the expenses that you paid over the period.
To do so, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period.” Hypothetical 5% Return: This section is intended to help you compare your Fund’s costs with those of other mutual funds. It assumes that the Fund had a return of 5% before expenses during the period shown, but that the expense ratio is unchanged. In this case, because the return used is not the Fund’s actual return, the results do not apply to your investment. You can assess your Fund’s costs by comparing this 5% Return hypothetical example with the 5% Return hypothetical examples that appear in shareholder reports of other funds.
Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs such as short-term redemption and exchange fees or sales and service charges you may pay third party broker/dealers. Had these transactional costs been included, your costs would have been higher. Therefore, the hypothetical section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.

Meridian Equity Income Fund Schedule of Investments
December 31, 2010 (Unaudited)
Shares Value Shares Value COMMON STOCKS — 94.8% AEROSPACE & DEFENSE — 1.6% COMMERCIAL PRINTING — 1.5% Lockheed Martin R. R. Donnelley & Sons Corp. . . . . . . . . . . . 7,100 $ 496,361 Co. . . . . . . . . . . . . 26,915 $470,205
AIR FREIGHT & LOGISTICS — 1.6% COMPUTER HARDWARE — 1.6%
United Parcel Service, Diebold, Inc. . . . . . . . 15,700 503,185 Inc. Class B . . . . . . . 6,615 480,117 CONSUMER PRODUCTS — 1.5% APPAREL ACCESSORIES & LUXURY GOODS — 1.5% Kimberly-Clark Corp. . . 7,250 457,040 VF Corp. . . . . . . . . . . 5,500 473,990 DEPARTMENT STORES — 1.6% APPAREL RETAIL — 1.5% JC Penney Co., Inc. . . . 15,500 500,805 American Eagle Outfitters, Inc. . . . . . 31,400 459,382 DISTRIBUTION & WHOLESALE — 1.7% Genuine Parts Co. . . . . 10,185 522,898 ASSET MANAGEMENT & CUSTODY BANKS — 1.7% Federated Investors, Inc.
Class B . . . . . . . . . . 19,400 507,698 DIVERSIFIED CAPITAL MARKETS — 1.5%
NYSE Euronext . . . . . . 15,300 458,694
BANKING-COMMERCIAL — 1.6%
Bank of Hawaii DIVERSIFIED FINANCIAL SERVICES — 1.6% Corp. . . . . . . . . . . . 10,100 476,821 Broadridge Financial
Solutions, Inc. . . . . . 22,100 484,653
BANKING-REGIONAL BANKS — 1.7%
Cullen/Frost Bankers, DIVERSIFIED MANUFACTURING OPERATIONS — 1.8% Inc. . . . . . . . . . . . . 8,400 513,408 Harsco Corp. . . . . . . . 19,100 540,912
BANKING-THRIFTS & MORTGAGE FINANCE — 1.7% ELECTRICAL COMPONENTS & EQUIPMENT — 1.7% Hudson City Bancorp, Hubbell, Inc. Class B . . 8,800 529,144 Inc. . . . . . . . . . . . . 40,600 517,244 ELECTRIC UTILITIES — 1.5% CHEMICALS-DIVERSIFIED — 1.6% PPL Corp. . . . . . . . . . 17,700 465,864 EI du Pont de Nemours & Co. . . . . 10,000 498,800 ELECTRONIC EQUIPMENT MANUFACTURING — 1.6% Molex, Inc. . . . . . . . . 21,200 481,664 CHEMICALS-SPECIALTY — 1.6% RPM International, ENERGY — 1.7% Inc. . . . . . . . . . . . . 22,600 499,460 Chevron Corp. . . . . . . 5,600 511,000
The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund Schedule of Investments (continued)
December 31, 2010 (Unaudited)
Shares Value Shares Value COMMON STOCKS (continued) ENVIRONMENTAL FACILITIES & SERVICES — 1.5% INDUSTRIAL MACHINERY — 1.9%
Waste Management, Eaton Corp. . . . . . . . . 5,620 $570,486 Inc. . . . . . . . . . . . . 12,790 $471,567 INSURANCE BROKERS — 1.6% FOOD DISTRIBUTORS — 1.5% Willis Group Holdings SYSCO Corp. . . . . . . . 16,000 470,400 Plc (United Kingdom) . . . . . . . . 14,525 503,001 FOOD & MEATS-PACKAGED — 1.4% Kraft Foods, Inc. INSURANCE-MULTI-LINE — 1.6% Class A . . . . . . . . . . 14,000 441,140 Chubb Corp. . . . . . . . 8,100 483,084
HEALTH CARE EQUIPMENT & SUPPLIES — 1.5% INSURANCE-PROPERTY & CASUALTY — 1.5% Hillenbrand, Inc. . . . . . 22,400 466,144 Mercury General Corp. . . . . . . . . . . . 10,945 470,745 HEALTH CARE PRODUCTS — 1.5% Baxter International, IT SERVICES & DATA PROCESSING — 1.5% Inc. . . . . . . . . . . . . 9,400 475,828 Paychex, Inc. . . . . . . . 15,200 469,832
HEALTH CARE TECHNOLOGY — 1.5% MEDIA — 1.5% Medtronic, Inc. . . . . . . 12,500 463,625 Time Warner, Inc. . . . . 14,300 460,031
HOME IMPROVEMENT RETAIL — 1.6% MEDIA-BROADCASTING & CABLE TV — 1.7% Home Depot, Inc. . . . . 13,600 476,816 Time Warner Cable, Inc. . . . . . . . . . . . . 7,700 508,431 HOUSEHOLD APPLIANCES — 1.7% Snap-On, Inc. . . . . . . . 9,400 531,852 METAL & GLASS CONTAINERS — 1.5% Greif, Inc. Class A . . . . 7,500 464,250 HOUSEHOLD-HOME FURNISHINGS — 1.6% Leggett & Platt, Inc. . . 21,625 492,185 OFFICE SERVICES & SUPPLIES — 1.6% Pitney Bowes, Inc. . . . . 20,300 490,854 INDEPENDENT POWER PRODUCERS & ENERGY — 1.6% OIL & GAS-STORAGE & TRANSPORTATION — 1.6% Constellation Energy Spectra Energy Corp. . . 19,300 482,307 Group, Inc. . . . . . . . 16,000 490,080 PACKAGING — 1.6% INDUSTRIAL CONGLOMERATES — 1.5% MeadWestvaco Corp. . . 18,500 483,960 3M Co. . . . . . . . . . . . 5,400 466,020 PAPER & PACKAGING — 1.5% Sonoco Products Co. . . 13,600 457,912
The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund Schedule of Investments (continued) December 31, 2010 (Unaudited)
Shares Value Shares Value COMMON STOCKS (continued) PERSONAL PRODUCTS — 1.5% STEEL — 1.6%
Avon Products, Inc. . . . 16,200 $470,772 Nucor Corp. . . . . . . . . 10,900 $477,638
PHARMACEUTICALS — 1.5% TELECOMMUNICATION SERVICES-Johnson & Johnson . . . 7,235 447,485 INTEGRATED — 1.5%
AT&T, Inc. . . . . . . . . 15,880 466,554 PUBLISHING — 1.5% McGraw-Hill Cos., Inc. TOBACCO — 1.6% (The) . . . . . . . . . . . 12,500 455,125 Reynolds American, Inc. . . . . . . . . . . . . 15,410 502,674 RAILROADS — 1.5% Norfolk Southern TRUCKING — 1.7% Corp. . . . . . . . . . . . 7,300 458,586 Ryder System, Inc. . . . . 10,100 531,664
REITS-STORAGE — 1.6% UTILITIES-GAS — 1.5% Public Storage REIT . . . 4,700 476,674 AGL Resources, Inc. . . 12,900 462,465 RESTAURANTS — 1.5% TOTAL INVESTMENTS — 94.8% McDonald’s Corp. . . . . 5,900 452,884 (Cost $26,338,388). . . . 29,096,961 RETAIL — 1.5% Mattel, Inc. . . . . . . . . 17,800 452,654 CASH AND OTHER ASSETS, LESS LIABILITIES — 5.2% . . . . . . . . . . . . . 1,590,813
SEMICONDUCTORS — 1.6%
Microchip Technology, NET ASSETS — 100.0% . . . . . . . . . . . . $30,687,774 Inc. . . . . . . . . . . . . 14,600 499,466
SOFT DRINKS — 1.7% REIT — Real Estate Investment Trust Coca-Cola Co. (The). . . 7,770 511,033
SOFTWARE & SERVICES — 1.6% Microsoft Corp. . . . . . 17,600 491,392
The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund Schedule of Investments
December 31, 2010 (Unaudited)
Shares Value Shares Value COMMON STOCKS — 94.7% AIR FREIGHT & LOGISTICS — 2.0% DISTRIBUTION & WHOLESALE — 2.3% Expeditors International United Stationers, Inc.*. . 322,300 $20,565,963 of Washington, Inc. . . 789,100 $43,084,860 Watsco, Inc. . . . . . . . . . 456,500 28,796,020 49,361,983 AUTOMOTIVE WHOLESALE SERVICES — 1.0% Copart, Inc.* . . . . . . . . 589,900 22,032,765 ELECTRONIC EQUIPMENT MANUFACTURING — 1.5% AMETEK, Inc. . . . . . . . 811,800 31,863,150 BANKING — 0.5% CVB Financial Corp. . . . 1,115,500 9,671,385 ENERGY — 5.7% Continental Resources, BANKING-COMMERCIAL — 2.7% Inc.* . . . . . . . . . . . . 555,600 32,697,060 Bank of Hawaii Corp. . . 1,189,000 56,132,690 Core Laboratories NV
(Netherlands). . . . . . . 333,600 29,707,080 FMC Technologies, BROKERAGE & MONEY MANAGEMENT — 5.0% Inc.* . . . . . . . . . . . . 368,080 32,725,993 Affiliated Managers Noble Energy, Inc. . . . . 297,100 25,574,368 Group, Inc.* . . . . . . . 523,900 51,981,358 T. Rowe Price Group, 120,704,501 Inc. . . . . . . . . . . . . . 808,050 52,151,547 104,132,905 FURNITURE & FIXTURES — 1.6% Herman Miller, Inc. . . . . 1,323,000 33,471,900 BUILDING PRODUCTS — 3.5% Lumber Liquidators HEALTH CARE INFORMATION SERVICES — 1.4% Holdings, Inc.* . . . . . 881,700 21,963,147 Cerner Corp.*. . . . . . . . 315,130 29,855,416 Valspar Corp. . . . . . . . . 1,478,900 50,992,472 72,955,619 HEALTH CARE PRODUCTS — 3.7% DENTSPLY
International, Inc. . . . 1,057,100 36,121,107 CELLULAR COMMUNICATIONS — 2.5% Edwards Lifesciences American Tower Corp. Corp.* . . . . . . . . . . . 503,670 40,716,683 Class A* . . . . . . . . . . 1,027,400 53,054,936 76,837,790 CHEMICALS-SPECIALTY — 2.4% RPM International, HEALTH CARE TECHNOLOGY — 1.5% Inc. . . . . . . . . . . . . . 2,285,310 50,505,351 IDEXX Laboratories, Inc.* . . . . . . . . . . . . 440,900 30,519,098 CONSUMER SERVICES — 2.0% Rollins, Inc. . . . . . . . . . 2,147,970 42,422,407
The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund
Schedule of Investments (continued)

December 31, 2010 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
INDUSTRIAL CONGLOMERATES - 4.3%		
Cooper Industries Plc	817,600	$ 47,657,904
Dionex Corp.*	197,000	23,247,970
Pall Corp.	408,100	20,233,598
		91,139,472
INDUSTRIAL SERVICES - 3.8%		
Ritchie Bros. Auctioneers, Inc. (Canada)	1,243,600	28,664,980
Waste Connections, Inc.	1,893,300	52,122,549
		80,787,529
INSURANCE BROKERS - 4.8%		
Brown & Brown, Inc.	2,021,250	48,388,725
Willis Group Holdings Plc (United Kingdom)	1,495,930	51,804,056
		100,192,781
LEISURE & AMUSEMENT - 2.8%		
Royal Caribbean Cruises, Ltd.*	1,258,300	59,140,100
METALS - 1.6%		
Cameco Corp. (Canada)	851,100	34,367,418
REAL ESTATE MANAGEMENT & SERVICES - 1.5%		
Jones Lang LaSalle, Inc.	376,500	31,595,880
RESTAURANTS - 1.9%		
Cracker Barrel Old Country Store, Inc.	725,388	39,729,501
RETAIL - 9.9%		
Bed Bath & Beyond, Inc.*	661,000	$ 32,488,150
CarMax, Inc.*	669,150	21,332,502
Coach, Inc.	738,200	40,829,842
Family Dollar Stores, Inc.	774,000	38,475,540
Mattel, Inc.	1,786,300	45,425,609
PetSmart, Inc.	749,500	29,845,090
		208,396,733
TECHNOLOGY - 7.5%		
Autodesk, Inc.*	1,123,500	42,917,700
NetApp, Inc.*	570,400	31,349,184
Trimble Navigation, Ltd.*	1,060,800	42,357,744
Zebra Technologies Corp. Class A*	1,097,513	41,694,519
		158,319,147
TECH-SOFTWARE - 14.9%		
Advent Software, Inc.*	692,638	40,117,593
Blackbaud, Inc.	1,497,500	38,785,250
BMC Software, Inc.*	945,200	44,556,728
Citrix Systems, Inc.*	700,100	47,893,841
MICROS Systems, Inc.*	927,900	40,697,694
Nuance Communications, Inc.*	1,370,500	24,915,690
Solera Holdings, Inc.	863,200	44,299,424
Teradata Corp.*	803,300	33,063,828
		314,330,048
TRUCKING - 2.4%		
J.B. Hunt Transport Services, Inc.	1,230,000	50,196,300
TOTAL COMMON STOCKS - 94.7% (Cost $1,399,089,258)		1,994,801,665

The accompanying notes are an integral part of the financial statements.

16

Meridian Growth Fund
Schedule of Investments (continued)
December 31, 2010 (Unaudited)
Value
U.S. GOVERNMENT OBLIGATIONS — 2.6%
U.S. Treasury Bill @ .132%**
due 03/10/11
(Face Value $55,000,000) . . . . . . . . $54,988,890
TOTAL U.S. GOVERNMENT
OBLIGATIONS
(Cost $54,986,494) . . . . . . . . . . . . . 54,988,890
TOTAL INVESTMENTS — 97.3%
(Cost $1,454,075,752) . . . . . . . . . . . 2,049,790,555
CASH AND OTHER ASSETS, LESS
LIABILITIES — 2.7% . . . . . . . . . . . . . 56,155,905
NET ASSETS — 100.0% . . . . . . . . . . . . $2,105,946,460
* Non-income producing securities
** Annualized yield at date of purchase

Meridian Value Fund Schedule of Investments
December 31, 2010 (Unaudited)
Shares Value Shares Value COMMON STOCKS — 95.1% AEROSPACE & DEFENSE — 1.0% ENVIRONMENTAL FACILITIES & SERVICES — 2.5% Orbital Sciences Corp.*. . 528,000 $9,044,640 Waste Management, Inc. . . . . . . . . . . . . . 641,400 $23,648,418 AGRICULTURE — 1.6% Monsanto Co. . . . . . . . 211,900 14,756,716 HEALTH CARE PRODUCTS — 1.0% Gen-Probe, Inc.* . . . . . . 167,900 9,796,965 AIR FREIGHT & LOGISTICS — 2.7% UTi Worldwide, Inc. . . . 1,168,500 24,772,200 HOME IMPROVEMENT RETAIL — 2.4% Sherwin-Williams Co.
(The) . . . . . . . . . . . . 272,500 22,821,875 ASSET MANAGEMENT & CUSTODY BANKS — 1.2% Franklin Resources, Inc. . . . . . . . . . . . . . 99,200 11,032,032 HOUSEHOLD APPLIANCES - 2.2% Stanley Black & Decker, Inc. . . . . . . . . . . . . . 310,590 20,769,153 AUTOMOTIVE WHOLESALE SERVICES — 2.5% LKQ Corp.* . . . . . . . . . 1,021,600 23,210,752 INDUSTRIAL — 2.1% Curtiss-Wright Corp. . . . 585,800 19,448,560 BANKING — 3.2% CVB Financial Corp. . . . 557,900 4,836,993 Northern Trust Corp. . . . 254,800 14,118,468 INDUSTRIAL PRODUCTS — 6.1% Wells Fargo & Co. . . . . 366,500 11,357,835 Cummins, Inc. . . . . . . . 84,400 9,284,844 Lincoln Electric 30,313,296 Holdings, Inc. . . . . . . 303,800 19,829,026 Sealed Air Corp. . . . . . . 1,084,000 27,587,800 BROKERAGE & MONEY MANAGEMENT — 1.3% 56,701,670 TD Ameritrade Holding Corp. . . . . . . . . . . . . 633,100 12,022,569 INDUSTRIAL SERVICES — 6.4% Nalco Holdings Co. . . . . 856,000 27,340,640 DIVERSIFIED FINANCIAL SERVICES — 4.8% Ritchie Bros. Auctioneers, Broadridge Financial Inc. (Canada) . . . . . . . 425,700 9,812,385 Solutions, Inc. . . . . . . 1,147,000 25,153,710 W.W. Grainger, Inc. . . . . 166,600 23,009,126 Equifax, Inc. . . . . . . . . 544,700 19,391,320 60,162,151 44,545,030
INSURANCE — 0.8% ENERGY — 4.8% Travelers Cos., Inc.
Apache Corp. . . . . . . . . 112,300 13,389,529 (The) . . . . . . . . . . . . 134,400 7,487,424 Forest Oil Corp.*. . . . . . 569,300 21,616,321 Ultra Petroleum Corp.* . . 200,800 9,592,216 INSURANCE BROKERS — 3.1% 44,598,066 Willis Group Holdings Plc (United Kingdom) . . . . . . . . . 826,400 28,618,232
Meridian Value Fund Schedule of Investments (continued) December 31, 2010 (Unaudited) Shares Value Shares Value COMMON STOCKS (continued) LEISURE & AMUSEMENT — 5.0% TECHNOLOGY — 9.5%

Carnival Corp. . . . . . . . 607,600 $28,016,436 Acxiom Corp.* . . . . . . . 1,142,000 $ 19,585,300 Polaris Industries, Inc. . . 237,175 18,504,394 Autodesk, Inc.* . . . . . . . 594,400 22,706,080 Cisco Systems, Inc.* . . . . 463,200 9,370,536 46,520,830 eBay, Inc.* . . . . . . . . . . 342,700 9,537,341 Zebra Technologies Corp.
METALS — 2.6% Class A* . . . . . . . . . . 719,300 27,326,207 Cameco Corp. 88,525,464 (Canada) . . . . . . . . . . 356,600 14,399,508 Newmont Mining Corp. . . . . . . . . . . . . 156,400 9,607,652 TECH-SOFTWARE — 4.0% Citrix Systems, Inc.*. . . . 389,850 26,669,639 24,007,160 Compuware Corp.* . . . . 911,800 10,640,706 37,310,345 OFFICE SERVICES & SUPPLIES — 2.0% Steelcase, Inc. Class A . . . 1,811,800 19,150,726 TRANSPORTATION — 1.0% Alexander & Baldwin, PHARMACEUTICALS — 2.1% Inc. . . . . . . . . . . . . . 231,600 9,270,948 BioMarin Pharmaceutical, Inc.* . . . . . . . . . . . . 719,800 19,384,214 TRUCKING — 2.8% Arkansas Best Corp. . . . 345,500 9,473,610 Heartland Express, RAILROADS — 2.5% Inc. . . . . . . . . . . . . . 1,054,900 16,899,498 Union Pacific Corp. . . . . 246,800 22,868,488 26,373,108 REITS-DIVERSIFIED — 1.5% Host Hotels & Resorts, UTILITIES — 2.0% Inc. REIT . . . . . . . . . 783,646 14,003,754 Hawaiian Electric Industries, Inc. . . . . . . 837,075 19,076,939 RETAIL - 7.4% Costco Wholesale TOTAL COMMON STOCKS — 95.1% Corp. . . . . . . . . . . . . 322,800 23,309,388 (Cost $648,792,654) . . . . . . . . . . . . 887,027,160 Kohl’s Corp.* . . . . . . . . 410,600 22,312,004 Mattel, Inc. . . . . . . . . . 907,100 23,067,553 68,688,945
SEMICONDUCTORS — 3.0%
NVIDIA Corp.*. . . . . . . 882,200 13,585,880 Power Integrations, Inc. . . . . . . . . . . . . . 361,500 14,510,610 28,096,490
The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Schedule of Investments (continued)
December 31, 2010 (Unaudited)
Value
U.S. GOVERNMENT OBLIGATIONS — 3.2%
U.S. Treasury Bill @ .132%**
due 03/10/11
(Face Value $30,000,000) . . . . . . . . $29,993,940
TOTAL U.S. GOVERNMENT
OBLIGATIONS
(Cost $29,992,633) . . . . . . . . . . . . . 29,993,940
TOTAL INVESTMENTS — 98.3%
(Cost $678,785,287) . . . . . . . 917,021,100 . . . . .
CASH AND OTHER ASSETS, LESS
LIABILITIES — 1.7% . . . . . . . . . . . . . 16,123,705
NET ASSETS — 100.0% . . . . . . . . . . . . $933,144,805
REIT — Real Estate Investment Trust
* Non-income producing securities
** Annualized yield at date of purchase

Meridian Fund, Inc. Statements of Assets and Liabilities December 31, 2010 (Unaudited)
Equity Income Fund Growth Fund Value Fund
ASSETS
Investments (Cost $26,338,388, $1,454,075,752 and $678,785,287, respectively) . . . . . . . . . . . . . . . . . . . $29,096,961 $2,049,790,555 $917,021,100 Cash. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,542,759 55,131,282 16,649,196 Receivable for: Capital shares purchased . . . . . . . . . . . . . . . . . . . . . 10,211 3,847,738 117,235 Securities sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45,835 6,242,855 5,578,942 Dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 61,714 1,331,838 861,107 Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 72 2,968 894 Prepaid expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29,152 23,734 12,063 TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . 30,786,704 2,116,370,970 940,240,537
LIABILITIES
Payable for:
Capital shares sold . . . . . . . . . . . . . . . . . . . . . . . . . — 1,190,484 773,113 Securities purchased . . . . . . . . . . . . . . . . . . . . . . . . 74,491 7,772,520 5,411,708 Accrued expenses: Investment advisory fees . . . . . . . . . . . . . . . . . . . . . 23,574 1,305,514 790,168 Other payables and accrued expenses . . . . . . . . . . . . 865 155,992 120,743 TOTAL LIABILITIES . . . . . . . . . . . . . . . . . . . . . . . 98,930 10,424,510 7,095,732 NET ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $30,687,774 $2,105,946,460 $933,144,805
Capital shares issued and outstanding, par value $0.01 (500,000,000, 500,000,000 and 500,000,000 shares authorized, respectively) . . . . . . . . . . . . . . . . . . . . . . . 3,106,869 47,231,672 32,285,729
Net asset value per share (offering and redemption price) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $9.88 $44.59 $28.90
Net Assets consist of:
Paid in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $34,395,381 $1,483,031,037 $1,000,854,450 Accumulated net realized gain (loss) . . . . . . . . . . . . . . (6,633,304) 28,098,952 (308,111,841) Net unrealized appreciation on investments . . . . . . . . . 2,758,573 595,714,803 238,235,813 Undistributed (distributions in excess of) net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 167,124 (898,332) 2,166,383 $30,687,774 $2,105,946,460 $933,144,805
The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Statements of Operations
For the Six Months Ended December 31, 2010 (Unaudited)
Equity
Income Fund Growth Fund Value Fund
INVESTMENT INCOME
Dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $495,918 $9,161,943 $6,949,516
Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 360 42,614 23,943
Total investment income . . . . . . . . . . . . . . . . . . . . . . . 496,278 9,204,557 6,973,459
EXPENSES
Investment advisory fees . . . . . . . . . . . . . . . . . . . . . . . . . . 130,222 6,488,196 4,366,952
Custodian fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,024 74,152 47,472
Directors’ fees and expenses. . . . . . . . . . . . . . . . . . . . . . . . 368 11,776 6,348
Pricing fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12,696 80,960 52,256
Professional fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16,131 95,542 60,012
Registration and filing fees. . . . . . . . . . . . . . . . . . . . . . . . . 10,586 14,840 24,070
Reports to shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,656 76,176 25,760
Transfer agent fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6,256 243,248 215,464
Miscellaneous expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,016 13,320 8,505
Total expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 180,955 7,098,210 4,806,839
Expenses waived by Adviser (Note 2) . . . . . . . . . . . . . . . . . (7,059) — —
Net expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 173,896 7,098,210 4,806,839
Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . 322,382 2,106,347 2,166,620
NET REALIZED AND UNREALIZED GAIN ON
INVESTMENTS
Net realized gain on investments . . . . . . . . . . . . . . . . . . . . 385,726 62,438,186 34,983,424
Net change in unrealized appreciation/depreciation on
investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,938,069 402,483,817 170,394,720
Net realized and unrealized gain on investments . . . . . . . . . 4,323,795 464,922,003 205,378,144
NET INCREASE IN NET ASSETS RESULTING FROM
OPERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $4,646,177 $467,028,350 $207,544,764
The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Statements of Changes in Net Assets
Equity Income Fund Growth Fund Six Months Six Months Ended Ended
December 31, 2010 Year Ended December 31, 2010 Year Ended (Unaudited) June 30, 2010 (Unaudited) June 30, 2010
OPERATIONS
Net investment income . . . . . . . . . . . . $322,382 $572,347 $2,106,347 $3,355,721 Net realized gain on investments . . . . . 385,726 134,812 62,438,186 60,595,810 Net change in unrealized appreciation/depreciation on investments . . . . . . . . . . . . . . . . . . 3,938,069 4,752,277 402,483,817 200,490,358 Net increase in net assets from operations . . . . . . . . . . . . . . . . . 4,646,177 5,459,436 467,028,350 264,441,889 DISTRIBUTIONS TO SHAREHOLDERS
Distributions from ordinary income . . . (617,600) (560,148) (3,004,679) (5,002,954) Distributions from net realized capital gains . . . . . . . . . . . . . . . . . . . . . . . — — (345,185) —Distributions of Paid-in-Capital . . . . . . — — — (812,370) Net distributions . . . . . . . . . . . . . . (617,600) (560,148) (3,349,864) (5,815,324) CAPITAL SHARE TRANSACTIONS
Proceeds from sales of shares . . . . . . . 1,373,602 916,172 317,675,637 231,057,644 Reinvestment of distributions . . . . . . . 611,890 555,528 3,175,596 5,531,275 Redemption fees . . . . . . . . . . . . . . . . 219 4 28,702 33,340 Less: redemptions of shares . . . . . . . . . (263,340) (2,153,472) (116,877,567) (254,639,438) Increase (decrease) resulting from capital share transactions . . . . . . . 1,722,371 (681,768) 204,002,368 (18,017,179) Total increase in net assets . . . . . . . . . 5,750,948 4,217,520 667,680,854 240,609,386 NET ASSETS
Beginning of period . . . . . . . . . . . . . . 24,936,826 20,719,306 1,438,265,606 1,197,656,220 End of period . . . . . . . . . . . . . . . . . . $30,687,774 $24,936,826 $2,105,946,460 $1,438,265,606 Undistributed (distributions in excess of) net investment income at end of period . . . . . . . . . . . . . . . . . . . . . . $167,124 $462,342 $ (898,332) $ —
The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Statements of Changes in Net Assets
Value Fund
Six Months
Ended
December 31, 2010 Year Ended
(Unaudited) June 30, 2010
OPERATIONS
Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $2,166,620 $2,508,664
Net realized gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34,983,424 48,310,157
Net change in unrealized appreciation/depreciation on investments . . . . . 170,394,720 59,475,624
Net increase in net assets from operations . . . . . . . . . . . . . . . . . . . . . 207,544,764 110,294,445
DISTRIBUTIONS TO SHAREHOLDERS
Distributions from ordinary income . . . . . . . . . . . . . . . . . . . . . . . . . . . (2,508,893) (9,603,460)
Net distributions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (2,508,893) (9,603,460)
CAPITAL SHARE TRANSACTIONS
Proceeds from sales of shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19,173,922 65,052,660
Reinvestment of distributions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,443,400 9,368,134
Redemption fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,920 13,847
Less: redemptions of shares. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (96,445,809) (203,762,134)
Decrease resulting from capital share transactions . . . . . . . . . . . . . . . (74,826,567) (129,327,493)
Total increase (decrease) in net assets . . . . . . . . . . . . . . . . . . . . . . . . . . 130,209,304 (28,636,508)
NET ASSETS
Beginning of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 802,935,501 831,572,009
End of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $933,144,805 $802,935,501
Undistributed net investment income at end of period . . . . . . . . . . . . . . $2,166,383 $2,508,656
The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Six Months Ended December 31, 2010 (Unaudited)	For the fiscal year ended June 30, 2010	2009	2008	2007	2006	For the fiscal period from January 31, 2005 through June 30, 2005+
Net Asset Value — Beginning of Period	$ 8.51	$ 6.88	$ 10.37	$ 13.14	$ 11.05	$ 10.10	$ 10.00
Income (Loss) from Investment Operations							
Net Investment Income	0.11[1]	0.19[1]	0.22[1]	0.24[1]	0.18	0.15	0.06
Net Gains (Losses) on Investments (both realized and unrealized)[2]	1.47	1.63	(2.96)	(2.25)	2.19	0.93	0.04
Total From Investment Operations	1.58	1.82	(2.74)	(2.01)	2.37	1.08	0.10
Less Distributions							
Distributions from Net Investment Income	(0.21)	(0.19)	(0.22)	(0.22)	(0.17)	(0.12)	0.00
Distributions from Net Realized Capital Gains	0.00	0.00	(0.53)	(0.54)	(0.11)	(0.01)	0.00
Total Distributions	(0.21)	(0.19)	(0.75)	(0.76)	(0.28)	(0.13)	0.00
Net Asset Value — End of Period	$ 9.88	$ 8.51	$ 6.88	$ 10.37	$ 13.14	$ 11.05	$ 10.10
Total Return	18.54%[3]	26.44%	(26.75%)	(15.84%)	21.61%	10.75%	1.00%[3]
Ratios/Supplemental Data							
Net Assets, End of Period (000's)	$ 30,688	$ 24,937	$ 20,719	$ 33,519	$ 43,188	$ 25,451	$ 8,412
Ratio of Expenses to Average Net Assets							
Before expense reimbursement/recoupment	1.30%[4]	1.30%	1.43%	1.25%[5]	1.29%	1.67%	3.96%[4]
After expense reimbursement/recoupment[6]	1.25%[4]	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%[4]
Ratio of Net Investment Income to Average Net Assets							
After expense reimbursement/recoupment	2.32%[4]	2.27%	2.73%	2.02%	1.64%	1.80%	2.11%[4]
Portfolio Turnover Rate	13%[3]	63%	49%	62%	37%	60%	25%

+ The Fund commenced investment operations on January 31, 2005.

[1] Per share net investment income has been calculated using the average daily shares method.

[2] Includes redemption fee, which are less than 0.01 per share.

[3] Not Annualized.

[4] Annualized.

[5] The Advisor recouped $4,849 during the fiscal year ended June 30, 2008, representing previously reimbursed expenses. Had such payment not been made, the expense ratio would have been 1.24%.

[6] See note 2 to Financial Statements.

The accompanying notes are an integral part of the financial statements.

25

Meridian Equity Income Fund Financial Highlights
Selected data for each share of capital stock outstanding throughout each period
For the fiscal For the Six period from Months Ended January 31, 2005 December 31, 2010 For the fiscal year ended June 30, through (Unaudited) 2010 2009 2008 2007 2006 June 30, 2005+
Net Asset Value — Beginning of
Period . . . . . . . . . . . . . . . . . $8.51 $6.88 $10.37 $13.14 $11.05 $10.10 $10.00 Income (Loss) from Investment Operations Net Investment Income . . . . . . . . 0.11[1] 0.19[1] 0.22[1] 0.24[1] 0.18 0.15 0.06 Net Gains (Losses) on Investments (both realized and unrealized)[2] . . 1.47 1.63 (2.96) (2.25) 2.19 0.93 0.04 Total From Investment Operations . . . . . . . . . . . . . . 1.58 1.82 (2.74) (2.01) 2.37 1.08 0.10 Less Distributions Distributions from Net Investment Income . . . . . . . . . . . . . . . . . (0.21) (0.19) (0.22) (0.22) (0.17) (0.12) 0.00 Distributions from Net Realized Capital Gains. . . . . . . . . . . . . 0.00 0.00 (0.53) (0.54) (0.11) (0.01) 0.00 Total Distributions . . . . . . . . . . . (0.21) (0.19) (0.75) (0.76) (0.28) (0.13) 0.00 Net Asset Value — End of Period . . . . . . . . . . . . . . . . . $9.88 $8.51 $6.88 $10.37 $13.14 $11.05 $10.10 Total Return . . . . . . . . . . . . . . . 18.54%[3] 26.44% (26.75%) (15.84%) 21.61% 10.75% 1.00%[3]
Ratios/Supplemental Data Net Assets, End of Period
(000’s) . . . . . . . . . . . . . . . . . $30,688 $24,937 $20,719 $33,519 $43,188 $ 25,451 $8,412 Ratio of Expenses to Average Net Assets Before expense reimbursement/recoupment . . . . 1.30%[4] 1.30% 1.43% 1.25%[5] 1.29% 1.67% 3.96%[4] After expense reimbursement/recoupment[6] . . . 1.25%[4] 1.25% 1.25% 1.25% 1.25% 1.25% 1.25%[4] Ratio of Net Investment Income to Average Net Assets After expense reimbursement/recoupment . . . . 2.32%[4] 2.27% 2.73% 2.02% 1.64% 1.80% 2.11%[4] Portfolio Turnover Rate . . . . . . . 13%[3] 63% 49% 62% 37% 60% 25%
+ The Fund commenced investment operations on January 31, 2005. [1] Per share net investment income has been calculated using the average daily shares method. [2] Includes redemption fee, which are less than 0.01 per share. [3] Not Annualized. [4] Annualized.
[5] The Advisor recouped $4,849 during the fiscal year ended June 30, 2008, representing previously reimbursed expenses. Had such payment not been made, the expense ratio would have been 1.24%.
[6] See note 2 to Financial Statements.
The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Six Months Ended December 31, 2010 (Unaudited)	For the Fiscal Year Ended June 30, 2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Net Asset Value — Beginning of Period	$ 22.80	$ 20.53	$ 29.43	$ 38.79	$ 36.14	$ 38.11	$ 40.35	$ 31.65	$ 30.34	$ 30.98	$ 25.88
Income (Loss) from Investment Operations											
Net Investment Income (Loss)	0.06[1]	0.07[1]	0.22[1]	0.15[1]	0.41	0.18	0.19	0.00	(0.03)	(0.05)	1.12
Net Gains (Losses) on Investments (both realized and unrealized)[2]	6.12	2.45	(7.80)	(3.12)	7.74	2.45	2.96	8.70	1.34	(0.51)	5.75
Total From Investment Operations	6.18	2.52	(7.58)	(2.97)	8.15	2.63	3.15	8.70	1.31	(0.56)	6.87
Less Distributions											
Distributions from Net Investment Income	(0.08)	(0.25)	0.00	(0.35)	(0.41)	(0.32)	(0.28)	0.00	0.00	(0.04)	(1.09)
Distributions from Net Realized Capital Gains	0.00	0.00	(1.32)	(6.04)	(5.09)	(4.28)	(5.11)	0.00	0.00	(0.04)	(0.68)
Total Distributions	(0.08)	(0.25)	(1.32)	(6.39)	(5.50)	(4.60)	(5.39)	0.00	0.00	(0.08)	(1.77)
Net Asset Value — End of Period	$ 28.90	$ 22.80	$ 20.53	$ 29.43	$ 38.79	$ 36.14	$ 38.11	$ 40.35	$ 31.65	$ 30.34	$ 30.98
Total Return	27.10%[3]	12.20%	(25.72%)	(8.82%)	23.90%	7.35%	8.00%	27.49%	4.32%	(1.78%)	27.95%
Ratios/Supplemental Data											
Net Assets, End of Period (000's)	$933,145	$802,936	$ 831,572	$1,319,186	$1,819,440	$1,686,874	$2,271,478	$2,226,590	$1,456,552	$1,297,207	$768,559
Ratio of Expenses to Average Net Assets	1.10%[4]	1.09%	1.12%	1.09%	1.08%	1.09%	1.08%	1.09%	1.11%	1.12%	1.10%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.50%[4]	0.27%	0.97%	0.44%	0.59%	0.49%	0.48%	0.01%	(0.12%)	(0.22%)	0.60%
Portfolio Turnover Rate	14%[3]	45%	87%	61%	75%	58%	59%	81%	60%	54%	76%

[1] Per share net investment income (loss) has been calculated using the average daily shares method.
[2] Includes redemption fees, which are less than 0.01 per share.
[3] Not Annualized.
[4] Annualized.

The accompanying notes are an integral part of the financial statements.

27

Meridian Fund, Inc.
Notes to Financial Statements
For the Six Months Ended December 31, 2010 (Unaudited)
1. Organization and Significant Accounting Policies: Meridian Fund, Inc. (the “Meridian Funds”) is comprised of the Meridian Equity Income Fund (the “Equity Income Fund”), the Meridian Growth Fund (the “Growth Fund”) and the Meridian Value Fund (the “Value Fund”). The Equity Income Fund, the Growth Fund and the Value Fund (each a “Fund” and collectively, the “Funds”) are registered under the Investment Company Act of 1940, as no-load, diversified, open-end management investment companies. The Equity Income Fund began operations and was registered on January 31, 2005. The Growth Fund began operations and was registered on August 1, 1984. The Value Fund began operations on February 10, 1994 and was registered on February 7, 1994.
The primary investment objective of the Equity Income Fund is to seek long-term growth of capital along with income as a component of total return.
The primary investment objective of the Growth Fund is to seek long-term growth of capital. The primary investment objective of the Value Fund is to seek long-term growth of capital. The following is a summary of significant accounting policies for all of the Funds:
a. Investment Valuations: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by Aster Investment Management Company, Inc. (the “Adviser”) under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors (the “Board”). Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are valued at amortized cost which approximates fair market value.
b. Federal Income Taxes: It is the Funds’ policy to comply with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and to distribute all of their taxable income to their shareholders; therefore, no federal income tax provision is required.
c. Security Transactions: Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification for both financial statement and federal income tax purposes.
Dividend income is recorded on the ex-dividend date. Interest income is accrued daily.
d. Cash and Cash Equivalents: All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Available funds are automatically swept into a Cash Reserve account, which preserves capital with a consistently competitive rate of return.
Interest accrues daily and is credited by the third business day of the following month.
28

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Six Months Ended December 31, 2010 (Unaudited)
e. Expenses: Expenses arising in connection with a Fund are charged directly to that Fund. Expenses common to the Funds are generally allocated to each Fund in proportion to their relative net assets. f. Use of Estimates: The preparation of financial statements in accordance with accounting principals generally accepted in the U.S. (“GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and revenue and expenses at the date of the financial statements. Actual amounts could differ from those estimates. g. Distributions to Shareholders: The Funds record distributions to shareholders on the ex-dividend date. The amount of distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from GAAP. These “book/tax” differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification.
Distributions which exceed net investment income and net realized capital gains are reported as distributions in excess of net investment income or distributions in excess of net realized capital gains for financial reporting purposes but not for tax purposes. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital. h. Guarantees and Indemnification: Under the Funds’ organizational documents, its Officers and Directors are indemnified against certain liability arising out of the performance of their duties to the Funds. Additionally, in the normal course of business, the Funds enter into contracts with service providers that contain general indemnification clauses. The Funds’ maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Funds that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote. i. Fair Value Measurements: As described in Note 1.a. above, the Funds utilize various methods to determine and measure the fair value of investment securities on a recurring basis. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below: Level 1 — quoted prices in active markets for identical securities; Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.); and Level 3 — significant unobservable inputs (including the Fund’s determinations as to the fair value of investments).
29

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Six Months Ended December 31, 2010 (Unaudited)
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The summary of inputs used to value the Funds’ securities as of December 31, 2010 is as follows:
Equity Income Growth Value Valuation Inputs Fund Fund Fund
Level 1 — Quoted Prices* . . . . . . . . . . . . . $29,096,961 $1,994,801,665 $887,027,160 Level 2 — Other Significant Observable Inputs** . . . . . . . . . . . . . . . . . . . . . . . . — 54,988,890 29,993,940 Level 3 — Significant Unobservable Inputs . . . . . . . . . . . . . . . . . . . . . . . . . . — — —Total Market Value of Investments . . . . . . $29,096,961 $2,049,790,555 $917,021,100
* Level 1 investments are comprised of common stock with industry classifications as defined on the Schedule of Investments.
** Level 2 investments are limited to U.S. Treasury Securities.
During the six months ended December 31, 2010 there were no reportable transfers between levels requiring disclosure in conformity with Financial Accounting Standards Board Accounting Standards Update No. 2010-06 “Improving Disclosures about Fair Value Measurements.”
2. Related Parties: The Funds have entered into management agreements with the Adviser. Certain Officers and/or Directors of the Funds are also Officers and/or Directors of the Adviser. Beneficial ownership in the Funds by Richard F. Aster, Jr., President, as of December 31, 2010 were as follows: Equity Income Fund . . . . . . . . . . . . . . . . . . . 73.90% Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . 1.15% Value Fund. . . . . . . . . . . . . . . . . . . . . . . . . . 2.29% The Adviser receives from the Equity Income Fund, as compensation for its services, an annual fee of 1% of the first $10,000,000 of the Equity Income Fund’s net assets, 0.90% of the next $20,000,000 of the Equity Income Fund’s net assets, 0.80% of the next $20,000,000 of the Equity Income Fund’s net assets and 0.70% of the Equity Income Fund’s net assets in excess of $50,000,000. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets.
The Adviser receives from the Growth Fund, as compensation for its services, an annual fee of 1% of the first $50,000,000 of the Growth Fund’s net assets and 0.75% of the Growth Fund’s net assets in excess of $50,000,000. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets.
The Adviser receives from the Value Fund, as compensation for its services, an annual fee of 1% of the Value Fund’s net assets. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets.
30
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Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Six Months Ended December 31, 2010 (Unaudited)
The Adviser voluntarily agreed to waive its fee and reimburse expenses, to the extent that total annual operating expenses for the Equity Income Fund exceeds 1.25%. The Investment Adviser has voluntarily agreed to limit the operating expenses of the Growth and Value Funds to 2.50%. With respect to these limits, the Adviser reimbursed the Equity
Income Fund $7,059 but did not reimburse the Growth and Value Funds, during the six months ended December 31, 2010.
The Equity Income Fund will carry forward, for a period not to exceed three years from the date on which a waiver or reimbursement of expenses in excess of the expense limitation, is made by the Adviser, and repay the Adviser such amounts; provided the Fund is able to effect such reimbursement and maintain the expense limitation.
At December 31, 2010, the balance of recoupable expenses along with the year of expiration for the Equity Income Fund is:
Amount Expiration
$44,638 . . . . . . . . . . . . . . . . . . . . . . . . 2012 12,855 . . . . . . . . . . . . . . . . . . . . . . . . 2013 7,059 . . . . . . . . . . . . . . . . . . . . . . . . 2014
Subject to the approval of the Board, the Fund will repay the Adviser the amount of its reimbursement for the Equity Income Fund for up to three years following the reimbursement to the extent the Equity Income Fund’s expenses drop below 1.25%, after giving effect to repayment by the Fund. Either the Fund or the Adviser can modify or terminate this arrangement at any time.
3. Capital Shares Transactions: Transactions in capital shares for the six months ended December 31, 2010 and the year ended June 30, 2010 were as follows:
Equity Income Fund December 31, June 30, 2010 2010
Increase in Fund shares:
Shares sold. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 142,663 102,162 Shares issued from reinvestment of distributions . . . . . . . . . . . . . . . 62,694 64,075 205,357 166,237 Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (27,857) (250,390) Net increase (decrease) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 177,500 (84,153)
===

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Six Months Ended December 31, 2010 (Unaudited)
Growth Fund December 31, June 30, 2010 2010
Increase in Fund shares:
Shares sold. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7,774,534 6,935,285 Shares issued from reinvestment of distributions . . . . . . . . . . . . . . . 72,107 162,637 7,846,641 7,097,922 Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (2,995,779) (7,666,732) Net increase (decrease) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4,850,862 (568,810)
Value Fund
December 31, June 30, 2010 2010
Increase in Fund shares:
Shares sold. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 737,666 2,717,508 Shares issued from reinvestment of distributions . . . . . . . . . . . . . . . 86,096 382,841 823,762 3,100,349 Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (3,750,171) (8,391,590) Net decrease . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (2,926,409) (5,291,241)
4. Compensation of Directors and Officers: Directors and Officers of the Funds who are Directors and/or Officers of the Adviser receive no compensation from the Funds. Directors of the Funds who are not interested persons, as defined in the Investment Company Act of 1940, receive compensation in the amount of a minimum of $6,000 per annum. Compensation will be paid at each director’s election in either cash or Fund shares. The difference between an average of the share prices of the three series Funds taken at the beginning and the end of the Funds’ fiscal year will be used to calculate an adjustment to the prior year’s director’s fee compensation in each successive year. Compensation will not adjust below $6,000. An additional $1,000 will be paid to each unaffiliated director for each Board of Directors meeting attended other than the annual meeting.
5. Investment Transactions: The cost of investments purchased and the proceeds from sales of investments, excluding short-term securities and U.S. government obligations, for the six months ended December 31, 2010, were as follows:
Purchases Proceeds from Sales
Equity Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $4,454,166 $3,307,799 Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 349,302,766 177,492,588 Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 113,229,313 190,663,273
32
===

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Six Months Ended December 31, 2010 (Unaudited)
6. Distribution Information: Income and long-term capital gains distributions are determined in accordance with federal income tax regulations, which may differ from GAAP. The tax character of distributions made during the fiscal year ended June 30, 2010 is as follows:
2010 Taxable Distributions
Distributions of Total
Ordinary Income Paid-in-Capital Distributions
Equity Income Fund . . . . . . . . . . . . . . . . . . . . . . $560,148 $ — $560,148
Growth Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . 5,002,954 812,370 5,815,324
Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9,603,460 — 9,603,460
7. Federal Income Taxes Information: Management has analyzed the Funds’ tax positions taken on federal income tax returns for all open tax years (tax years ended June 30, 2007-2010), and has concluded that no provision for federal income tax is required in the Funds’ financial statements. The Funds’ federal and state income and federal excise tax returns for tax years for which the applicable statutes of limitations have not expired are subject to examination by the Internal Revenue Service and state departments of revenue.
The aggregate cost of investments, unrealized appreciation and depreciation which are book figures that approximate federal income tax basis, at December 31, 2010 were as follows:
Aggregate Gross Aggregate Gross
Unrealized Net Unrealized
Aggregate Cost Appreciation Appreciation
Equity Income Fund. . . . . . $26,338,388 $3,268,437 $ (509,864) $2,758,573
Growth Fund. . . . . . . . . . . 1,454,075,752 602,434,215 (6,719,412) 595,714,803
Value Fund . . . . . . . . . . . . 678,785,287 238,625,330 (389,517) 238,235,813
As of June 30, 2010 the Funds had capital loss carry forwards available to offset future realized capital gains through the indicated expiration dates:
Amount Expires
Equity Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $182,963 2017
Equity Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6,814,770 2018
Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31,465,152 2018
Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 54,088,431 2017
Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 286,473,460 2018
8. Subsequent Events: Management has evaluated the impact of all subsequent events on the Funds through the date the financial statements were available to be issued, and has noted no additional events that require recognition or disclosure in the financial statements.
33
===

Meridian Fund, Inc. Additional Information
For the Six Months Ended December 31, 2010 (Unaudited)
1. Proxy Voting Record and Proxy Voting Policies and Procedures: A description of the policies and procedures that each Fund uses to determine how to vote proxies relating to portfolio securities along with information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30 is available (i) without charge, upon request, by calling (800) 446-6662; (ii) on our website at http://www.meridianfund.com; and (iii) on the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov.
2. Information on Form N-Q: The Company files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q within sixty days after the end of the period. The Company’s Form N-Q is available on the SEC’s website at http://www.sec.gov, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-732-0330.
===

Disclosure Regarding Approval of Investment Advisory Agreements (unaudited)
The Directors of the Funds, including a majority of the Independent Directors, unanimously approved the continuance of the Investment Advisory Agreements between the Meridian Growth Fund, the Meridian Value Fund and the Meridian Equity Income Fund and the Adviser at a meeting held on October 6, 2010.
In preparation for the meetings, the Directors received and evaluated information supplied by the Adviser in response to a request letter addressed to Fund Management by counsel, at the Board of Director’s request, which identified items that should be provided in order for the Directors to gain reasonable assurance that they have sufficiently considered all relevant and required information related to approval of the Advisory Agreements. The Directors examined and considered, among other items, performance and expense information of other retail and institutional investment companies with similar objectives, derived from data compiled by an independent third-party provider, as well as other information received from the Adviser periodically throughout the course of the year. The Independent Directors of the Funds also met in a private session at which no representatives of the Adviser were present prior to voting to approve the Advisory Agreements with respect to each of the Funds. In the process of making their determinations, the Directors considered factors they believed materially related to the selection of the Adviser, the approval of the fee structures and amounts paid under the Advisory Agreements. The Directors based their determinations on the evaluation of all factors taken as a whole and did not consider any one factor as predominant or controlling. Some of the factors considered are discussed in more detail below.
The Directors considered the nature, extent and quality of the investment research and portfolio management functions of the Adviser and the resources the Adviser dedicated and was expected to continue to dedicate to performing services for the Funds. The Directors also considered the respective investment strategies of the Funds and noted favorably the Adviser’s demonstrated ability, over time, to achieve a competitive rate of return for long-term investors. The quality of other services, including the Adviser’s assistance in the coordination of the activities of the Funds relating to other service providers, fund administration and compliance programs also was considered. In addition, the Directors considered the consistency of the Funds’ service quality, in light of their on-going experience as Directors of the Funds. The Directors concluded that, in all material respects, they were satisfied with the nature, extent and quality of services provided, and expected to be provided, to the Funds under the Advisory Agreements.
At each of their regular meetings, the Directors reviewed the current and long-term performance of the Funds. The Directors noted that, while the Meridian Value Fund’s one-year performance trailed the performance index comprising all retail and institutional funds within its investment category as determined by an independent third-party provider (“performance universe”) over the longer three-, five- and ten-year periods the Meridian Value Fund outperformed its performance universe. The Directors also noted that the Meridian Equity Income Fund and the Meridian Growth Fund outperformed their respective performance universe over each of the one-, three-, five- and ten-year time periods. In addition to the information reviewed by the Directors during their meetings, the Directors
35
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Disclosure Regarding Approval of Investment Advisory Agreements (unaudited) (continued)
received detailed monthly performance reports for the Funds throughout the year. These reports present the Funds’ performance in comparison to both broad market and peer group indices. Based upon their review, the Directors concluded that the Adviser’s management of the Funds’ investment portfolios has resulted in consistently competitive performance overall and, in particular, outstanding returns for long-term investors.
The Directors considered the direct and indirect costs incurred by the Adviser in providing investment management services for the Funds. In light of the changes in assets under management for each Fund during relevant time periods, the Directors concluded that economies of scale currently being realized do not warrant the implementation of additional breakpoints for any of the Funds. While intending to monitor future growth in Fund assets, and to the extent that economies of scale are realized, the Directors believe that current advisory fee levels reflect an equitable sharing of benefits with shareholders. The Directors concluded that profits being realized by the Adviser from its relationship with the Funds are reasonable and appropriate, based on the business judgment of the Directors, with consideration duly given to, among other things, the nature and quality of services provided, the outstanding long-term performance of the Funds, investment industry practices and comparable funds’ average fee expense, determined using independent third party data. The Directors recognized that it is difficult to make comparisons of profitability from investment advisory contracts. This is because comparative information is not generally publicly available and is affected by numerous factors, including the structure of the particular adviser, the type of clients it advises, its business mix, and numerous assumptions regarding allocations and the adviser’s capital and management structure.
The Directors additionally considered certain benefits the Adviser realizes due to its relationship with the Funds. In particular, the Adviser has arrangements under which certain brokers may provide industry research to the Adviser’s portfolio managers through the use of a portion of the brokerage commissions generated from the Adviser’s trading activities on behalf of the Funds. Under this arrangement, the Directors believe that the Funds’ shareholders benefit as well from these research products paid for through broker commissions and soft dollar arrangements.
===

This report is submitted for
the information of shareholders of
Meridian Fund, Inc. It is not
authorized for distribution to
prospective investors unless
preceded or accompanied by an
effective prospectus.
Officers and Directors
RICHARD F. ASTER, JR.
President and Director
JOHN EMRICH
MICHAEL S. ERICKSON
JAMES B. GLAVIN
HERBERT C. KAY
RONALD ROTTER
MICHAEL STOLPER
Directors
GREGG B. KEELING
Chief Financial Officer
Treasurer and Secretary
Chief Compliance Officer
Custodian
PFPC TRUST COMPANY
Philadelphia, Pennsylvania
Transfer Agent and Disbursing Agent
BNY MELLON INVESTMENT SERVICING (US) INC.
King of Prussia, Pennsylvania
(800) 446-6662
Counsel
GOODWIN PROCTER LLP
Washington, D.C.
Independent Registered Public
Accounting Firm
PRICEWATERHOUSECOOPERS LLP
San Francisco, California
===

Every year, mutual funds must distribute to shareholders any net investment income and net realized gains in order to satisfy the requirements of the Internal Revenue Code applicable to mutual funds.
Record Date: December 14, 2010 Ex-Dividend Date: December 15, 2010 Payable Date: December 15, 2010 Reinvest Date: December 15, 2010
Meridian Growth Fund Meridian Value Fund Meridian Equity Income Fund
Ticker MERDX MVALX MEIFX Cusip 589619-10 5 589619-20 4 589619-30 3
Income Distribution $0.0651 $0.0772 $0.2056 Short-Term Capital Gain $- $- $- Long-Term Capital Gain $0.0075 $- $- Total $0.0726 $0.0772 $0.2056
U.S. Government Obligations 0.26% 0.25% 0.00%
Dated 02-28-11
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